April 11, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara L. Ransom
Charles Lee
Catherine T. Brown
Jim Allegretto
Andrew Blume

Re:	WageWorks, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed March 7, 2012 File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 26, 2012, relating to the Company’s Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-173709) filed with the Commission on March 7, 2012.

The Company is concurrently filing via EDGAR Amendment No. 9 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies of Amendment No. 9.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission

April 11, 2012

Prospectus Summary, page 1

Recent Developments, page 4

1.	Please disclose the maximum aggregate contingent payments for the two transactions.

The Company respectfully submits that disclosure of the maximum aggregate contingent payments for its two recent transactions is immaterial to an investor’s understanding of the Company, its financial condition or contractual obligations. Furthermore, the Company believes such disclosure could be potentially misleading to investors for the reasons discussed below.

The Company believes that the likelihood of the maximum contingent payment being achieved for the Choice Strategies, or CS, portfolio purchase is remote.

The Company calculated its estimated total payment amounts in the CS portfolio purchase to produce an approximate cumulative result of a multiple of CS’s 2013 revenue, assuming an initial cash payment of $9 million and growth in 2012 and 2013 consistent with historical trends. To achieve the maximum contingent payment in 2012 and 2013, CS would need to achieve revenue of $15 million in 2012 and $20 million in 2013, which would represent over 50% and 100% growth, respectively, from 2011. CS has never achieved such year-over-year growth and as such, the Company believes the likelihood of CS actually receiving the maximum contingent payments is remote. The Company supplementally informs the Staff that based on CS’s preliminary unaudited first quarter of 2012 revenue level, the Company currently believes CS will achieve 21% growth in 2012.

With respect to the TransitChek, or TC, acquisition, the Company anticipates that the maximum contingent payment for that transaction will be achieved and such maximum contingent payment has been included in the range of anticipated aggregate future payments for the two transactions disclosed in the Registration Statement.

In addition, the Company intends to continue making portfolio purchases and acquisitions in the future and believes disclosure of the maximum aggregate contingent payments could harm the Company’s ability to negotiate with potential sellers in the future. The Company does not want potential future targets to use the maximum earnout payments from the Company’s prior transactions as benchmarks for negotiating their own contingent payment amounts.

The Company believes that the anticipated aggregate future contingent payment amount disclosed in the Registration Statement is the relevant information for potential investors as it expects its actual cash outflow for these transactions to fall within the range disclosed.

Securities and Exchange Commission

April 11, 2012

Risk Factors, page 10

Failure to ensure and protect the confidentiality of participant data ..., page 17

2.	We note your disclosure that “any compromise or perceived compromise of [y]our security could damage [y]our reputation with [y]our clients and brokers, and could subject [you] to significant liability, as well as regulatory action ....” Please tell us whether you have experienced any compromise, attempt to compromise or breach your security, or other cybersecurity risks in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

The Company advises the Staff that it has not experienced any compromise, attempt to compromise or breach of its security or other cybersecurity risks. However, the Company believes the disclosure on page 17 of Amendment No. 9 is appropriate because as techniques for breaching cybersecurity measures change and develop in the future, the Company will continue to face these risks.

3.	We also note that you transmit employee participants’ confidential information to third parties as a part of providing your services. If you outsource functions to these third parties that present material cybersecurity risks, please disclose the types of services these third parties provide, how these services fit into your business operations and the associated material cybersecurity risks.

The Company advises that Staff that the Company does transmit employee participants’ confidential information to certain third party subcontractors that assist the Company in providing customer support center and claims processing services. The Company has revised the disclosure on page 17 of Amendment No. 9 to describe these outsourcing functions and the related risks.

Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

2011 Results, page 103

4.	Please disclose, with respect to each named executive officer other than Mr. Jackson, which of the individual performance goals listed on page 102 were achieved and how such achievement resulted in scores ranging from 4.2 to 4.8 for such named executive officers. Please also disclose the factors the board considered in reaching its conclusion that Mr. Jackson achieved his individual performance goals in full when one of his goals in 2011 was the completion of a successful initial public offering and such event did not occur.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 – 103 of Amendment No. 9 as requested.

Securities and Exchange Commission

April 11, 2012

Note to Consolidated Financial Statements, page F-7

(13) Income Taxes, page F-33

5.	We note that during the fourth quarter of fiscal 2011, you released $25.9 million of the valuation allowance on your deferred tax assets. Considering the existence of negative evidence under ASC 740, such as your cumulative operating losses in the past five years, please explain in detail how you determined that the reversal of your valuation allowance was appropriate. Please discuss in detail the negative and positive evidence you considered in your evaluation. As noted in ASC 740-10-30-23, a cumulative loss in recent years may be difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years. Please also indicate what caused the change in your outlook with respect to the probability of generating future taxable income since June 30, 2011, the period presented in your last amendment. In this regard we presume that some of the valuation allowance that existed in the prior periods was created for the NOL carryforwards. If otherwise, please explain. Please also revise your MD&A to discuss in more detail the basis for the changes in your valuation allowance and highlight the judgments and assumptions involved in evaluating the sufficiency of the allowance.

The Company advises the Staff that in calculating cumulative income or loss, the Company used the pre-tax book income or loss adjusted by the tax permanent items for the relevant year as such differences were not deductible for tax purposes. Substantially all of the permanent differences are mark-to-market adjustments related to past financings, beneficial conversion features on convertible debt or adjustments for contingent payments on portfolio purchases and acquisitions which are not deductible for tax purposes. The Company believes that this calculation would give the best indication of the Company’s utilization of deferred assets as deferred tax assets are primarily net operating loss carryforwards and recovery of net operating loss carryforwards in the future is dependent on realizing taxable income rather than income before tax determined in accordance with GAAP.

The Company was in a three-year cumulative loss position as of December 31, 2009 that became a four-year cumulative profit position as of December 31, 2010. At December 31, 2011 the Company had a five-year cumulative profit position of approximately $18.1 million as shown in the table below.

Securities and Exchange Commission

April 11, 2012

Year Ending December 31	Profit before Tax	Permanent Differences	Profit before Tax plus Permanent Differences
	(in thousands)
2007	$(3,105)	$364	$(2,741)
2008	(3,838)	301	(3,537)
2009	(139)	54	(85)
2010	(18,454)	26,650	8,196
2011	13,453	2,765	16,218

Cumulative 5-year Income (Loss)	$(12,083)	$30,134	$18,051

The Company deferred action on the release of the valuation allowance until the fourth quarter of 2011 when it had visibility into its 2012 enrollment levels including enrollment and a full year’s results from its 2010 portfolio purchases. The Company believes that this information provides the basis for reliable forecasts of the Company’s 2012 pre-tax income due to the fixed monthly fees that form the majority of the Company’s revenue. This, in combination with the history of revenues remaining under contract from year to year, provided the basis for the 2013 pre-tax income forecast.

The Company believes that it will be able to fully utilize its net operating loss carryforward in the foreseeable future. The Company assessed the utilization of its net operating loss carryforwards using both its most recent taxable income and taxable income forecasts. Of the total $61.7 million federal net operating loss carryforward at the end of 2010, the Company utilized $15.0 million in 2011. Assuming taxable income remained consistent in subsequent years, it will fully utilize its federal net operating loss carryforward within 36 months. For state purposes, the Company anticipates using its net operating loss carryforward prior to expiration assuming taxable income remains consistent with its 2011 level and no further suspension of net operating loss deduction usage by the State of California.

The Company is forecasting pre-tax income adjusted for permanent tax items for the two years ending December 31, 2013 of approximately $42.1 million which is approximately 90% of the federal net operating loss carryforward at December 31, 2011.

The Company advises the Staff that substantially all of the valuation allowance was created for the net operating loss carryforwards. As noted in ASC 740-10-30-23, a cumulative loss in recent years may be difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. Under ASC 740, the Company evaluated the positive and negative evidence. The negative evidence was the start-up losses that created the net operating loss carryforward and, as noted above, the Company has now achieved a five-year cumulative profit before tax adjusted for permanent tax differences. The Company

Securities and Exchange Commission

April 11, 2012

recognizes that while a projection of future taxable income is inherently subjective, the Company’s history of revenues remaining under contract combined with enrollment information allows the Company to accurately forecast its revenue. The predictability of revenue, revenue remaining under contract, five-year cumulative profit, and forecast for the two years ended December 31, 2013 caused the Company to conclude that the positive evidence outweighed the negative evidence and that it was more likely than not that the deferred tax asset will be realized.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 61, 65 and F-35 of Amendment No. 9 as requested.

(16) Subsequent Events, page F-37

6.	We note that you acquired The Choice Care Card, LLC (“CS”) and TransitCenter, Inc. (“TC”) subsequent to your fiscal year-end and that you currently anticipate future contingent payments for these two acquisitions will total approximately $14 to $16 million. Please tell us the contingent consideration terms of each acquisition and, to the extent that a portion of the contingent consideration relates to TC, clarify why it does not appear that your pro forma financial statements in Exhibit 99.3 reflect any contingent consideration adjustments. Please also clarify if you intend to account for any of the contingent consideration as compensation expense. For example, explain whether or not payment of the contingent consideration is reliant on the continued employment of the former owners.

The Company advises the Staff that the contingent payment terms for the CS acquisition are contingent on CS’s achievement of identified revenue targets in 2012 and 2013 and that the contingent payment terms for the TC acquisition are contingent on TC’s continuing achievement of revenue levels comparable to that which was recorded in January 2012. Further, the Company estimates the contingent payments to be as follows:

•

The contingent payments to be made to CS are anticipated to be between $9.9 million to $11.9 million based upon estimated achievement of certain revenue amounts expected to be achieved in the first six months of 2012 and 2013.

•	The contingent payment to be made to TC is anticipated to be $5.4 million and is contingent on TC maintaining revenue levels six months following the close of the acquisition.

The Company also directs the Staff to its responses to comments 1 and 11 for additional information regarding these contingent payments.

The Company advises the Staff that the contingent payment for TC is not included as a contingent liability for the purposes of the pro forma financial statements as the Company assumed full payment of the contingency for purposes of the pro forma financial statements. As such, the pro forma financial statements assumed achievement of the revenue threshold and the corresponding payment of the full

Securities and Exchange Commission

April 11, 2012

purchase price, including this contingent payment, represented in the $35.0 million short-term debt line item in the pro forma balance sheet explained in pro forma adjustment 4. None of the contingent payments will be accounted for as compensation expense as none of the contingent payments is reliant on the continued employment of the former owners.

In response to the Staff’s comment, the Company has revised the disclosure in the pro forma notes on page F-54 of Amendment No. 9. The Company further advises the Staff that it has revised the range of the anticipated future contingent payments for these two acquisitions to total approximately $15 million to $17 million on pages 4, 41, 74 and F-38 of Amendment No. 9.

Transit Center, Inc. Financial Statements, page F-39

Note 8 – Expired Products, page F-49

7.	We note that TC records as revenue an estimate of the amount of transit vouchers that it expects will expire and not be redeemed in the future. We further note that this accounting policy was based on an “oral statement” from the New York State Office of Comptroller that the comptroller office would not assert a claim under New York escheatment laws for expired and unredeemed transit vouchers. Please address the following items:

•

Considering expired product revenue represented nearly 35% of TC’s overall revenues for fiscal 2011, please tell us and disclose the method TC uses to record breakage on expired products and the estimated breakage period. For example, please clarify if TC recognizes estimated breakage after a stated period of time, on a straight-line basis over the breakage period or proportionally over the period of performance, that is, as the transit vouchers are redeemed.

The Company advises the Staff that the $10.9 million of expired products revenue (35% of total revenue) includes $2.7 million (8.7% of total revenue) related to vouchers and TC cards issued during 2011 and $8.2 million (26.3% of total revenue) related to TC cards issued prior to 2011. The Company does not expect that there will be any revenue relating to TC cards issued prior to 2011 in the future. As it relates to the one time recognition of expired products, the Company respectively refers the Staff to the disclosure on page F-49.

As disclosed, TC records all revenue on a net basis as TC’s revenue is primarily fees and commissions. While many products carry a TransitChek logo, TC is not the primary obligor. TC is performing a service for its employer clients and earns a fee for enabling pre-tax payment by transit vouchers and cards. After the vouchers and transit cards are issued to the employer clients, TC does not have any further obligations associated with future servicing or management of the product and the service is substantively complete at that point in time. Should the vouchers or TC cards expire unused, the cash is not refundable.

Securities and Exchange Commission

April 11, 2012

TC has developed a methodology to estimate breakage for each product issued. TC believes that recognition at the date of service completion is appropriate as all revenue recognition criteria have been met. The estimation methodology with respect to breakage essentially represents the sales value of the issued product multiplied by a historically developed expiration percentage. This historical percentage is calculated based on a detailed analysis for the three years ending December 31, 2011 of the actual products that expired unredeemed based on year of sale. As such, TC records the income for estimated expired products at the time a voucher or TC card is issued. These estimates are reviewed quarterly and if events change to ensure that they appropriately reflect actual results.

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of Amendment No. 9 as requested.

•

Provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In your response, separately quantify for each period presented the amount of expired products revenues related to expired and unexpired vouchers.

The Company advises the Staff that it believes the demand for future performance is remote as an expired TC card cannot be used and transit agencies and merchants are instructed that expired vouchers should not be accepted as a form of payment. Vouchers that clear after the expiration date (after giving time for normal product clearance) due to transit operator acceptance in error are not material (these amounts were $16,000 and $21,000 in 2010 and 2011, respectively).

TC believes that there is a large population of homogenous transactions as supported by the following:

	2010		2011
	Revenue from expired products	Units	Revenue from expired products	Units
Vouchers	$1,355,000	1,229,000	$456,000	520,000
TC Cards—2011	—		2,266,000	650,000
TC Cards—2010 and prior	—		8,142,000	2,634,000

Expired Products—total	$1,355,000		$10,864,000

•	Tell us how an “oral statement” from the comptroller office provides sufficient evidence that escheatment laws will not be enforced.

The Company advises the Staff that in 2008 an audit was conducted by the New York State Comptroller’s Office, or NYS, regarding TransitCenter’s unclaimed property including, among other types of property, expired unredeemed vouchers. TransitCenter presented a legal discussion and

Securities and Exchange Commission

April 11, 2012

conclusions as to the reasons why expired unredeemed vouchers were not escheatable and should be excluded from its unclaimed property report. After review by the New York State Legal Division, during a telephone call, NYS advised TransitCenter that it agreed with the conclusions and requested TransitCenter prepare its unclaimed property report, excluding expired unredeemed vouchers. TransitCenter prepared its Unclaimed Property Report as instructed which NYS accepted as evidenced by an Audit Remittance Control. On July 1, 2008, TransitCenter submitted its Unclaimed Property Report along with payment representing all other unclaimed property in its possession. This represented the conclusion of the NYS audit.

•

To the extent known, please tell us how you intend to account for expired products in the post-acquisition period. If your accounting policy would differ from TC’s historical treatment, please adjust your pro forma financial statements to conform TC’s accounting treatment to yours.

The Company advises the Staff that the Company will continue the TC accounting policy for expired products in the post-acquisition period.

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statement Information

8.	Please note that pro forma financial statements presented pursuant to Article 11 of Regulation S-X should be contained in the prospectus as opposed to an exhibit. Please revise.

In response to the Staff’s comment, the Company has included the pro forma financial statements as part of the prospectus in Amendment No. 9.

Note 1 – Basis of Pro Forma Presentation

9.	We note that you assumed payment of the $36.2 million TC purchase price with $35 million drawn down from your revolving credit facility and $1.2 million paid from existing cash balances. Please tell us and disclose how you determined these amounts.

The Company advises the Staff that the pro forma financial statements reflect the actual cash amount owed to TC in 2012 (before the $0.8 million to be paid over the next four years as a contribution to a promotional fund) including the assumed full payment of the contingent consideration. The combination of credit and cash was based on an evaluation of the Company’s overall capital structure, including the availability and relative cost of cash and credit, the amount of cash generated from operations and future capital requirements. In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of Amendment No. 9.

Securities and Exchange Commission

April 11, 2012

Note 3 – Pro Forma Adjustments

10.	We note that pro forma adjustment #2 records “a reclassification of TC inventory to be consistent with the Company’s presentation policy of netting inventory against customer obligations.” Please disclose and explain to us in sufficient detail the nature of this adjustment. Also tell us the amount of “inventory” netted against customer obligations in your consolidated financial statements, the nature of the inventory, and your basis in GAAP for netting the amounts.

The Company advises the Staff that this adjustment has been removed from the pro forma financial statements.

In response to the Staff’s comment, we advise the Staff that on a monthly basis, employer clients provide funding for transit passes and this funding is recorded as a customer obligation liability. The Company then purchases transit passes which are used to fulfill the following month’s transit pass benefits for specific employee participants. The Company advises the Staff that when the Company purchases transit passes, the characterization of the initial customer obligation liability, which is cash funding from our employer clients to purchase the transit passes, changes to a transit pass fulfillment obligation to the employee participants. The Company does not sell transit passes but is simply acting as a pass-through for passes purchased from the transit agencies. The amount by which the Company reduced the customer obligation liability for transit passes purchased at December 31, 2011 in the Company’s consolidated balance sheet is $0.7 million.

The Company advises the Staff that through additional facts identified during the integration of TC subsequent to our filing and as part of preparing this response, the Company identified that TC’s inventory is purchased in bulk and is not directly associated with a present customer obligation to an employer client, as is the case with the Company’s obligations. Therefore, the Company advises the Staff that TC transit passes do meet the definition of inventory as outlined in ASC 330-10-20, which states “The aggregate of those items of tangible personal property that have any of the following characteristics: (a) Held for sale in the ordinary course of business, (b) In process of production for such sale (c) To be currently consumed in the production of goods or services to be available for sale.” As a result, the Company has removed the pro forma adjustment on page F-51 of Amendment No. 9 to reclassify the TC transit passes for purposes of the pro forma balance sheet as doing so is inconsistent with TC’s facts and circumstance.

11.	If your TC acquisition includes any contingent consideration arrangements, please disclose the terms of the contingent consideration and the potential impact on future earnings.

The Company advises the Staff that, subject to offset for any claims made, the entire contingent payment is due to TC unless the revenue threshold of $9 million for the six months following the acquisition is not achieved. If the revenue threshold is not met, the contingent payment is reduced proportionately. This payment is not included as a contingent liability for the purposes of the pro forma financial statements as the Company’s forecasted revenue for the six months ended July 31, 2012 is estimated to exceed $10.7 million and the Company therefore assumed achievement of the revenue

Securities and Exchange Commission

April 11, 2012

threshold and the corresponding payment of the full purchase price, including this contingent payment, was reported in the pro forma balance sheet. The Company anticipates no impact on future earnings with respect to the contingent payment.

* * * * *

Securities and Exchange Commission

April 11, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 9 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Joseph L. Jackson
Kimberly L. Jackson
WageWorks, Inc.

David J. Segre
Todd C. Carpenter
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman
Tad J. Freese
Latham & Watkins LLP

Conor Moore
David M. Rae
KPMG LLP